UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
_______________
FORM 11-K
_______________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 1-8944
_______________
(Full Title of the plan and the address of the plan,
if different from that of issuer named below)
NORTHSHORE MINING COMPANY
and
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN
_______________
10 OUTER DRIVE
SILVER BAY, MINNESOTA 55614
(Name of Issuer of the securities held pursuant to
the Plan and the address of its principal executive office)
CLIFFS NATURAL RESOURCES INC., 200 Public Square, Suite 3300,
Cleveland, Ohio 44114-2513

NORTHSHORE MINING COMPANY
AND
SILVER BAY POWER COMPANY
RETIREMENT SAVINGS PLAN (''Plan")
Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Meaden & Moore, Ltd.
Certified Public Accountants
June 20, 2016
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	(In Thousands)
	December 31
	2015	2014
ASSETS
Cash	$—	$83
Receivables:
Employee contributions	—	147
Employer contributions	—	49
Notes from participants	1,899	2,159
Total Receivables	1,899	2,355
Investments:
Mutual Funds	74,325	79,780
Common Stock	3,281	8,613
Stable Value Investment Contract	6,337	8,524
Total Investments	83,943	96,917
Total Assets	85,842	99,355
LIABILITIES
Total Liabilities	—	—
Net Assets Available for Benefits	$85,842	$99,355

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan

	(In Thousands)
	Year Ended December 31
	2015	2014
Contributions:
Employer	$1,377	$1,481
Employee	4,027	4,317
Rollover	7	—
Total Contributions	5,411	5,798
Interest income on notes receivable from participants	87	91
Interest and dividend income	4,232	5,376
Net depreciation on investments	(10,853)	(17,050)
Benefits paid to participants	(12,306)	(10,658)
Administrative expenses	(84)	(56)
Net Decrease in Net Assets Available for Benefits	(13,513)	(16,499)
Net Assets Available for Benefits:
Beginning of Year	99,355	115,854
End of Year	$85,842	$99,355

See accompanying notes.

Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan
The following description of The Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began October 1, 1994, is a defined contribution plan covering all employees of Northshore Mining Company and Silver Bay Power Company (together the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In order to incorporate all amendments implemented after January 1, 2007, the Plan was amended and restated effective January 1, 2012 and was subsequently amended effective as of January 1, 2014, January 1, 2015 and January 1, 2016 to update certain plan provisions.
Eligibility:
All full-time employees of the Company are eligible to participate in the Plan.
Contributions:
Employee Contributions - Participants may elect a portion of their compensation, between 1 percent to 35 percent, to be contributed to the Plan.
Employer Contributions - For all participants, the Company made a Safe Harbor election and shall make matching contributions in cash of 100 percent for the participants’ deferrals not in excess of 3 percent of eligible earnings and 50 percent of all participants’ deferrals greater than 3 percent and up to 5 percent of eligible earnings.
Employer Discretionary Contributions - The Company may also contribute for any Plan year additional amounts (as limited) as shall be determined by the Board of Directors of the Company.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan Document.
Participants’ Accounts:
401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon. Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings or losses are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.
Rollover contributions from other qualified plans are also accepted, providing certain specified conditions are met.
Vesting:
All participants are 100 percent vested in elective deferrals, rollover contributions and Company matching and discretionary contributions made to the Plan.
Notes Receivable From Participants:
Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts a minimum of $1 thousand dollars, up to a maximum equal to the lesser of $50 thousand dollars or 50 percent of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence, which are repaid over a period not to exceed 10 years.
The loans are secured by the balance in the participants' account and bear interest at rates commercially reasonable that are published on the first day of the month preceding the month the loan was granted. Principal and interest are paid ratably through monthly payroll deductions. Loans are valued at unpaid principal plus accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.  Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.
Payment of Benefits:
Upon termination of service by reason of retirement, disability, or other reasons, a participant has the option to keep their funds in the Plan without option of contribution until age 70 1/2 or receive a lump sum equal to the value of his or her account. Upon death, a participant’s beneficiary receives a lump sum amount equal to the value of his or her account.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with the Plan and Internal Revenue Service guidelines.
Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions to any or all of the investment options offered by the Plan. Participant elections may be adjusted or reallocated at any time by the participants. In the absence of a participant's effective direction as to the investment of all or a portion of the amounts in the participant's account, the amounts for which there is no such direction shall be invested in the investment or investments designated by the Investment Committee for such purpose (each of which shall be a "qualified default investment alternative" within the meaning of Department of Labor regulations).
Cliffs Stock Fund:
The Cliffs Stock Fund is the fund within the Plan that is invested solely in the common stock of Cliffs Natural Resources Inc. ("Cliffs").

2.	Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting. All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The stable value investment contract financial instruments are valued, and its net asset value ("NAV") per unit is computed at the close of the New York Stock Exchange ("NYSE"), normally 4 p.m. ET, each day the NYSE is open for business (valuation date). There are no unfunded commitments and the redemption frequency is daily.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Recent Accounting Pronouncements:
In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investment that represent 5 percent or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-12.
In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU

2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan elected to early adopt ASU 2015-07.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Subsequent Events:
The Plan evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.
Administrative Fees:
The Plan pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the years ended December 31, 2015 and 2014, the Company paid all such expenses, except for $84 thousand and $56 thousand, respectively. Other administrative expenses of the Plan, such as salaries and use of facilities, are paid by the Company.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.	Contingencies
ERISA Litigation. On May 14, 2015, a lawsuit was filed in the United States District Court for the Northern District of Ohio captioned Paul Saumer, individually and on behalf of all others similarly situated, v. Cliffs Natural Resources Inc. et al., No. 1:15-CV-00954. This action was purportedly brought on behalf of the Plan and certain participants and beneficiaries of the Plan during the class period, defined in the complaint as April 2, 2012 to the present, against Cliffs, its investment committee, Northshore, the Employee Benefits Administration Department of Northshore, and certain current and former officers. Plaintiff amended the complaint to name as defendants additional current and former employees who served on the investment committee. The suit alleges that the defendants breached their duties to the plaintiffs and the Plan in violation of ERISA fiduciary rules by, among other things, continuing to offer and hold Cliffs stock as a Plan investment option during the class period. The relief sought includes a request for a judgment ordering the defendants to make good to the Plan all losses to the Plan resulting from the alleged breaches of fiduciary duties. The lawsuit has been referred to our insurance carriers.  Defendants filed a motion to dismiss the class action.  On April 1, 2016, the Court granted defendants' motion to dismiss with prejudice as to certain claims and without prejudice as to other claims, and dismissed the entire case without prejudice. Plaintiffs have filed a motion to reconsider the dismissal as well as a notice of appeal.

4.	Tax Status
On March 26, 2014, the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit for the periods ending December 31, 2011 through 2014.

5.	Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the Plan for the investment management services.
The Plan purchased Cliffs' common shares through the Cliffs Stock Fund for $3,421 thousand and sold Cliffs’ common shares for approximately $798 thousand in 2015. The Plan purchased Cliffs’ common shares for $4,060 thousand and sold Cliffs’ common shares for $3,591 thousand in 2014.

6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Fair Value of Financial Assets
ASC 820, Fair Value Measurements and Disclosures, establishes a three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own views about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

•	Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.
The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.
The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks and Mutual Funds:
The fair value of the common stocks and mutual funds are based on quoted market prices. These instruments are classified in the Level 1 category of the hierarchy.
The following table presents the financial assets of the Plan measured at fair value basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$74,325	$—	$—	$74,325
Common Stock	3,281	—	—	3,281
Investments measured at NAV(1)	—	—	—	6,337
Total	$77,606	$—	$—	$83,943
The following table presents the financial assets of the Plan measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$79,780	$—	$—	$79,780
Common Stock	8,613	—	—	8,613
Investments measured at NAV(1)	—	—	—	8,524
Total	$88,393	$—	$—	$96,917
(1) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
Transfers between Levels
For years ended December 31, 2015 and 2014, there were no transfers between Level 1 and 2 and no transfers in or out of Level 3.

8.	Subsequent Events
Effective January 1, 2016, trustee responsibilities were transitioned from T. Rowe Price Retirement Services, Inc. to Fidelity Management Trust Company.
Effective January 1, 2016, Northshore approved an amendment to the Plan to provide, among other things, that participants would no longer be able to (i) direct that future contributions made under the Plan on or after that date be invested in the Cliffs Stock Fund or (ii) transfer any amounts from other investments held in their account under the Plan into the Cliffs Stock Fund and (iii) invest in the Cliffs Stock Fund for purposes of Plan participants' and beneficiaries self-directed brokerage accounts established under the Plan. Further, Northshore approved an amendment of the Plan effective as of January 1, 2016, to provide that Gallagher Fiduciary Advisors, LLC be appointed as an independent fiduciary and shall be a “named fiduciary” within the meaning of Section 402(a)(2) of ERISA with respect to the management and disposition of the Cliffs Stock Fund with the power and authority set forth in the Plan as amended by such amendment.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Northshore Mining Company and Silver Bay Power Company
Retirement Savings Plan
EIN 84-1116857
Plan Number 001
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Cliffs Natural Resources Inc. Common Shares	Stock	N/A	$3,280,567
	DFA Emerging Markets Value	Mutual Fund	N/A	308,612
	Dodge & Cox Int’l Stock	Mutual Fund	N/A	1,524,167
*	T. Rowe Price Equity Spectrum Income Fund	Mutual Fund	N/A	7,502,836
	Fidelity Spartan EX MKT	Mutual Fund	N/A	615,640
	Loomis Ayles Small Cap Growth	Mutual Fund	N/A	209,470
*	T. Rowe Price New America Growth Fund	Mutual Fund	N/A	6,837,617
*	T. Rowe Price Capital Appreciation Fund	Mutual Fund	N/A	7,371,186
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	N/A	3,201,475
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	4,587,143
	Prudential High Yield Instl.	Mutual Fund	N/A	463,288
*	T. Rowe Price Stable Value Fund	Stable Value Investment Contract	N/A	6,337,472
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	9,615,445
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	3,520,520
	Boston Co Small Cap Value	Mutual Fund	N/A	953,656
	Vanguard INF Protected	Mutual Fund	N/A	1,379,287
	Vanguard INST Index	Mutual Fund	N/A	10,190,785
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	N/A	23,111
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	N/A	44,158
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	N/A	917,986
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	N/A	3,128,116
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	N/A	2,868,110
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	N/A	1,253,427
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	N/A	1,199,966
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	N/A	2,381,834
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	N/A	2,058,242
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	N/A	1,061,266
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	N/A	738,601
*	T. Rowe Price Retirement Income Fund	Mutual Fund	N/A	369,935
				$83,943,918
*	Participant Loans	Notes receivable (4.25%)	N/A	1,899,277
				$85,843,195
*	Party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN

		By:	Northshore Mining Company,
Plan Administrator

Date:	June 20, 2016	By:	/s/ Timothy K. Flanagan
Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm, filed herewith.